[TransDigm Group Incorporated letterhead]

March 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	TransDigm Group Incorporated

Form 10-K: For the fiscal year ended September 30, 2008

Schedule 14A: For the period ended January 16, 2009

Commission file number: 01-32833

Dear Mr. Shenk:

Set forth below is our response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter to Mr. Gregory Rufus, dated February 27, 2009, with respect to the filings referenced above. For the staff’s convenience, the text of the staff’s comments is set forth below followed by our response.

Form 10-K for the fiscal year ended September 30, 2008

Item 6. Selected Financial Data, page 20

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

EBITDA and EBITDA As Defined

1.	COMMENT: We note the presentation of EBITDA, margin and EBITDA As Defined, margin, within the other data section of your selected financial data. Please either remove this presentation in its entirety or substantially revise to clearly describe the substantive reasons specific to you why management believes these measures provide useful information to investors. You have not provided sufficient disclosure responsive to Item 10(e)(1) of Regulation S-K.

RESPONSE: In future filings with the SEC, we will not include percentages for EBITDA, margin and EBITDA As Defined, margin in the table of selected financial data.

2.	COMMENT: You are using the non-GAAP measures EBITDA and EBITDA As Defined in assessing your performance as well as a liquidity measure with regard to compliance with your senior credit facility covenants. Item 10(e)(1)(i) of Regulation S-K requires a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure. Since you are also utilizing these measures as an indication of liquidity, you should provide a reconciliation of these measures to operating cash flows.

RESPONSE: In future filings with the SEC, we will include a reconciliation of operating cash flows to EBITDA and EBITDA As Defined.

3.	COMMENT: With respect to these non-GAAP measures as a performance measure, it does not appear that you have provided substantive reasons on why management believes these non-GAAP measures provides useful information to investors. In the absence of reasons why these measures are substantive and useful for your investors, please consider eliminating these non-GAAP financial measures as a performance measure.

In addition, we note that your Senior Secured Credit Facility defines Consolidated EBITDA in a manner equal to how you define EBITDA As Defined, and this financial covenant is a material term of this debt facility. However, from disclosure in the third paragraph on page F-16 in your debt note, you also provide other material covenant disclosure in that you are required to prepay outstanding term loans for specific levels of Excess Cash Flow (as defined) based on the Consolidated Leverage Ratio exceeding certain specified levels. It is unclear whether Excess Cash Flow (as defined) is the same as you have named EBITDA As Defined. As appropriate, please ensure clarity and consistency of the terms throughout your filing. In presenting this non-GAAP liquidity measure as a material financial covenant to your debt facility, we believe it is material for an investors understanding that a discussion of the covenants would include all material elements including how Excess Cash Flow (as defined) and Consolidated Leverage Ratio is computed as part of the material financial covenants to this debt facility as well as the amount or limit required for compliance with the covenant. Please refer to Question 10 of the June 13, 2003 Frequently Asked Questions Regarding The Use of Non-GAAP Financial Measures located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Please revise accordingly.

RESPONSE: We believe that substantive reasons as to why management believes EBITDA and EBITDA As Defined provide useful information to investors are disclosed on pages 22, 23 and 28 of our Form 10-K. These reasons include the fact that EBITDA is frequently used by analysts, investors and third parties to measure operating performance among companies with different capital structures, different effective tax rates and different tax attributes, different capitalized asset values and different employee compensation structures and to evaluate our Company between time periods. Our stated reasons also include the facts that we use EBITDA As Defined to review and assess our operating performance, prepare budgets and projections and to assess our employees in connection with our employee incentive programs and that our credit facility covenants are calculated based on EBITDA As Defined.

In addition, we use EBITDA to evaluate acquisitions and as a liquidity measure and believe EBITDA is useful in evaluating our liquidity because EBITDA is used by analysts, rating agencies and others to evaluate a company’s ability to incur and service debt. We will disclose these additional reasons in future filings with the SEC.

With regard to the presentation of Excess Cash Flow, we do not believe that a detailed description of the definition of Excess Cash Flow would be meaningful to investors in that no default arises from a failure to maintain any specified level of cash flow. Rather, if we have Excess Cash Flow for any fiscal year and if the Consolidated Leverage Ratio exceeds specified levels, we are required to make a prepayment on our debt equal to a specified percentage of that Excess Cash Flow. Excess Cash Flow is not the same as EBITDA or EBITDA As Defined. The definition of Excess Cash Flow is very detailed and would not assist an investor in understanding our material covenants. Rather, in future filings with the SEC, we propose modifying the relevant portion of our disclosure in “Description of Current Senior Secured Credit Facility and Indenture” in Management’s Discussion and Analysis consistent with the following:

“The term loan facility, including the additional borrowings in February 2007, will mature in June 2013 and will not be subject to interim scheduled amortization, but will be subject to certain prepayment requirements. Under the amended terms of the Senior Secured Credit Facility, commencing 90 days after the end of fiscal 2008 and each fiscal year thereafter, TransDigm Inc. is required to prepay outstanding term loans in a principal amount equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Facility); provided that the amount of the prepayment will be reduced to 25% of Excess Cash Flow if the Consolidated Leverage Ratio at the end of the applicable fiscal year is less than 5.00 to 1.00, but greater than 4.50 to 1.00. TransDigm Inc. will not be required to prepay any of the term loans if the Consolidated Leverage Ratio as of the end of the applicable fiscal year is equal to or less than 4.50 to 1.00 or if the term loans achieve certain minimum credit ratings at the end of such fiscal year. “Excess Cash Flow” is a negotiated definition generally designed to capture the cash that was generated by our business in excess of cash used in the business. “Consolidated Leverage Ratio” means the ratio of consolidated total indebtedness to the aggregate amount of EBITDA As Defined, calculated on a pro forma basis. TransDigm’s Consolidated Leverage Ratio was approximately 3.9 to 1.00 at September 30, 2008, thus the Company was not obligated to make a prepayment of the term loans based upon the Excess Cash Flow provision.”

In addition, we propose modifying the relevant portion of our footnote disclosure in future filings with the SEC as follows:

“The term loan under the Senior Secured Credit Facility is subject to mandatory prepayments of Excess Cash Flow (as defined in the agreement) if the Consolidated Leverage Ratio exceeds 4.50 to 1.00 for the Company’s fiscal year or if the term loans do not achieve certain minimum credit ratings at the end of such fiscal year. “Consolidated Leverage Ratio” means the ratio of consolidated total indebtedness to the aggregate amount of EBITDA As Defined, calculated on a pro forma basis.

TransDigm’s Consolidated Leverage Ratio was approximately 3.9 to 1.00 at September 30, 2008, thus the Company was not obligated to make the prepayment of the term loans based upon the excess cash flow provision.”

Trend Analysis, page 29

4.	COMMENT: We note that your manufacturing processes require the use of various raw materials with significant volatility in their costs (e.g. stainless steel, titanium, aluminum). Please provide a discussion explaining the volatile nature and the future demand for these base metals and its potential impact to your operations (cost of sales) as well as any actions management uses or plans to use to mitigate these risks.

RESPONSE: The raw materials disclosed on page 5 of the Form 10-K for fiscal 2008 are not significant to cost of sales either individually or in the aggregate. Based on our direct purchases of these materials from vendors during fiscal 2007 and 2008, none of the materials accounted for over 2% of cost of sales in either period and the aggregate amount of direct purchases of all the materials was less than 5% for each annual period. Further, historically we have been able to pass along cost increases to our aftermarket customers which have mitigated any significant negative impact on cost of sales. As a result, we believe that no additional disclosures explaining the volatile nature of these raw material costs in the Trend Analysis section of Management’s Discussion & Analysis is warranted.

Note 2: Acquisitions, page F-7

5.	COMMENT: During the reporting periods, we note that you made a number of acquisitions where amounts of the respective purchase price as recognized as goodwill. Please include a robust discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to the guidance in paragraph 51(b) of SFAS No. 141.

RESPONSE: In future filings with the SEC, we will disclose the additional factors that contributed to a purchase price for an acquisition that resulted in recognition of a significant amount of goodwill. Our proposed disclosure follows:

“These acquisitions strengthen and expand our position to design, produce and supply highly-engineered proprietary aerospace components in niche markets with significant aftermarket content and provide opportunities to create value through the application of our three core value-driven operating strategies. The purchase price paid for each acquisition reflects the current earnings before interest, taxes, depreciation and amortization (EBITDA) and cash flows and the future EBITDA and cash flows expected to be generated by the business, which is driven primarily by the recurring aftermarket consumption over the life of a particular aircraft, which is estimated to be approximately 30 years.”

6.	COMMENT: Given the impact the identification of reporting units can have on the determination of a goodwill impairment charge and the amount of goodwill in your consolidated financial statements being highly material and representing approximately 60% of total assets, please consider providing expanded disclosure in the critical accounting policies (estimates) section of MD&A for Intangible Assets (page 31). The disclosure should address (i) how the reporting units were identified; (ii) how goodwill is allocated to reporting units; and (iii) whether there have been any changes in the number of reporting units or the manner in which goodwill was allocated. If such changes have taken place, they should be explained, accordingly.

RESPONSE: In future filings with the SEC, we will expand the disclosure of critical accounting policies (estimates) to include (i) how the reporting units were identified; (ii) how goodwill is allocated to reporting units; and (iii) whether there have been any changes in the number of reporting units or the manner in which goodwill was allocated. Our proposed disclosure follows:

“SFAS No. 142, Goodwill and Other Intangibles, requires that the annual, and any interim, impairment assessment be performed at the “reporting unit” level. The reporting unit level is the operating subsidiary level for the Company. Substantially all goodwill was determined and recognized for each operating subsidiary pursuant to the accounting for the merger or acquisition as of the date of each transaction, and therefore the allocation of goodwill among reporting units was immaterial for purposes of the impairment assessment. Certain of the acquisitions were or are being integrated into an existing operating subsidiary, and therefore any related goodwill is combined with goodwill of the operating subsidiary.”

Note 3: Significant Accounting Policies, page F-9

7.	COMMENT: Please disclose an accounting policy for determining net earnings per share, both on a basic and diluted basis.

RESPONSE: In future filings with the SEC, we will disclose the accounting policy for determining net earnings per share, both on a basic and diluted basis. Our proposed disclosure follows:

“Earnings Per Share - Basic earnings per share is determined using the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the additional effect of potentially dilutive securities, which comprise stock options outstanding during the period. The dilutive effect of stock options is calculated using the treasury stock method.”

Note 8: Accrued Liabilities, page F-15

8.	COMMENT: Please explain to us the reason for the increase in the reserve for sales returns and rebates in fiscal year 2008 as compared to the amount reserved in fiscal

2007. Also in this regard, please update your discussion of critical accounting policies within MD&A as deemed appropriate to discuss any factors impacting the estimation of these reserves. You may also want to include a discussion with regard to rebates offered and management’s estimation of amounts.

RESPONSE: The large increase in the reserve for sales returns and rebates in fiscal 2008 was primarily due to the acquisition of the Unison product line that occurred on September 26, 2008. This product line accounted for approximately $4.3 million, or 87%, of the increase in the sales returns and rebates balance at September 30, 2008. As a result of further review of our accounting for the Unison product line, we have determined that this liability pertains to amounts on deposit by customers. As a result, we concluded that this liability was improperly included in the sales returns and rebates balance and should have been included with other liabilities in the footnote disclosure. We will modify our footnote disclosure in future filings with the SEC, and we will separately disclose any individual item in excess of 5% of total current liabilities in accordance with Rule 5-02.20 of Regulation S-X.

The liability related to the Unison product line and the remaining balance of the sales returns and rebates accrual of $1.5 million are each less than 5% of total current liabilities at September 30, 2008, and therefore we believe these accounts are immaterial and that no additional disclosure is warranted in the Critical Accounting Policies section of Management’s Discussion & Analysis.

Schedule 14A for the period ended January 16, 2009

Objectives of the Executive Compensation Program, page 14

9.	COMMENT: In the second paragraph of this section, you note that your bonuses are discretionary. However, you refer to “target bonuses” in the final paragraph of this section and throughout the disclosure regarding your executives’ individual employment agreements. Please explain to us whether bonus compensation is entirely discretionary or whether any targets are used. If targets are used, please confirm that you will disclose such targets in future filings.

RESPONSE: The noted use of the word “target” in the proxy statement was not appropriate. Bonuses for executive officers are entirely discretionary and are recommended by the Chief Executive Officer (with respect to all officers other than himself) after the end of the fiscal year. Our Compensation Committee is re-evaluating its bonus program for executive officers. If the Committee adopts a program that uses target bonuses, we will disclose the target bonus, either as an amount or a percentage of salary, in future filings with the SEC.

Base Salary, page 15

10.	COMMENT: We note your use of a selected peer group compiled by Towers Perrin as part of your competitiveness assessment. It appears that you benchmark elements of your executive compensation against this data. Accordingly, please disclose all companies within the peer group in future filings.

RESPONSE: In future filings with the SEC, we will disclose all companies in the peer group Towers Perrin uses to conduct its salary review.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the staff’s comments and changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus
Gregory Rufus
Chief Financial Officer, TransDigm Group Incorporated